January 30, 2012

VIA EDGAR Submission and Overnight Delivery

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:    John Reynolds
Erin Wilson

Re:    Express, Inc.
Annual Report on Form 10-K for the Fiscal Year Ended January 29, 2011
Filed on March 22, 2011
File No. 001-34742

Ladies and Gentlemen:

On behalf of Express, Inc., a Delaware corporation (the “Company”), please find below the Company's response to the letter, dated January 17, 2012, from the Staff of the Securities and Exchange Commission (the “Staff”), regarding the Company's Annual Report on Form 10-K for the year ended January 29, 2011 (the “Form 10-K”). The Company's response below corresponds to the caption and number of the Staff's comments (which are reproduced below in italics). Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Form 10-K.

Form 10-K for Fiscal Year Ended January 29, 2011

Report of Independent Registered Public Accounting Firm

1.
We note your auditor's report is dated March 21, 2010. It appears this is a typographical error as the report date precedes the period-end of the financial statements opined upon. Please confirm that an appropriately dated audit report was timely obtained and that you will provide appropriately dated reports in future filings.

Response: We acknowledge that this was a typographical error and confirm we have a manually signed audit report with the appropriate date of March 21, 2011.  We also confirm that we will provide appropriately dated reports in future filings.

Signatures

2.	Please confirm in future filings that your report will be signed by your principal financial officer and principal accounting officer in addition to your principal executive officer. See Section D.2(a) of Form 10-K.

Response: In future filings, we will revise the second half of the signature page to clarify that it is being signed by the principal financial officer and principal accounting officer on behalf of the Company and in their individual capacities.

* * * * *

I hope that the foregoing has been responsive to the Staff's comments.

In responding to your comments, the Company acknowledges that:

·	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions relating to any of the foregoing, please feel free to contact me at (614) 474-4300.

Very truly yours,

/s/ D. Paul Dascoli

D. Paul Dascoli
Chief Financial Officer
Express, Inc.